12025059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/19/2012

January 23, 2012

Matthew Lepore
Pfizer Inc.
matthew.lepore@pfizer.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-23-12

Re: Pfizer Inc.
Incoming letter dated December 19, 2011

Dear Mr. Lepore:

This is in response to your letters dated December 19, 2011 and January 4, 2012 concerning the shareholder proposal submitted to Pfizer by People for the Ethical Treatment of Animals. We also have received letters from the proponent dated December 29, 2011 and January 10, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jared S. Goodman
PETA Foundation
JaredG@petaf.org

January 23, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 19, 2011

The proposal provides that the board issue an annual report detailing criteria used by Pfizer's Institutional Animal Care and Use Committee in evaluating the "use of animals in painful and lethal experiments, its resulting decisions, and specific plans to promote alternatives to animal use."

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(12)(ii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Pfizer's proxy materials in 2007 and 2011 and that the 2011 proposal received 4.48 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Brandon Hill
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Jared S. Goodman
Counsel
(202) 540-2204
JaredG@petaf.org

PETA FOUNDATION

January 10, 2011

VIA E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Pfizer Inc. 2012 Annual Meeting Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Dear Sir or Madam:

I am writing pursuant to Rule 14a-8(k) in response to Pfizer's supplemental letter of January 4, 2012, requesting a no-action letter from the Staff of the Division of Corporation Finance ("Staff"). Pfizer continues to urge the Staff to adopt an improperly broad interpretation of Rule 14a-8(i)(12), alleging that all proposals that relate in any manner to the welfare of animals used by Pfizer, no matter how distinct or remote, concern "substantially the same subject matter" for purposes of this rule.

As discussed in PETA's letter of December 29, 2011, animal testing is a complex public policy concern with extensive implications. Just as proposals involving company employees may concern discrimination, child labor, outsourcing, illegal immigration, or unionization, proposals involving the Company's use of animals may address distinct concerns. While resolutions related to outsourcing animal experiments, adopting superior non-animal testing methods, inadequate policies on the care of animals used in-house, and oversight failures in violation of federal law would each involve the use of animals by the Company, they concern entirely discrete issues that cannot be said to concern substantially the same subject matter.

Indeed, the Staff has recognized that various proposals related to company policies in a single area may address varied and distinct concerns. Recently, in *The Goldman Sachs Group, Inc.*, the Staff found that two proposals which focused on the impact of environmental issues on the company's business decisions and operations—one referring to business risk regarding "climate change" and the other to the company's "environmental sustainability" policies—did not deal with substantially the same subject matter and therefore could not be omitted from the proxy materials in reliance on Rule 14a-8(i)(12).

The Goldman Sachs Group, Inc., 2010 WL 5196317 (Feb. 7, 2011). Although Pfizer has chosen to supplement to its no-action request, it has failed to explain why resolutions involving the company's use of animals cannot receive equal consideration.

We also take issue with Pfizer's false and misleading claim to the Staff that PETA's request for an annual report to shareholders detailing criteria used by Pfizer's Institutional Animal Care and Use Committee (IACUC) in evaluating the Company's use of animals, including plans to promote alternatives to animal use, constitutes an "after-the-fact claim that the Proposal relates to IACUCs." This statement represents, at best, a misunderstanding of the role of IACUCs in the Company's use of animals. As discussed in the Proposal, the IACUC's mandate specifically includes the responsibility to ensure that researchers search for alternatives to painful animal experiments and Pfizer's IACUC was cited by the U.S. Department of Agriculture in 2010 for violating this requirement. In fact, the failure to search for alternatives is the most frequent violation of federal law in research laboratories. *See* U.S. Department of Agriculture, Office of Inspector General, Audit Report: APHIS Animal Care Program—Inspection and Enforcement Activities 20 (Sept. 2005), *available at* http://www.usda.gov/oig/webdocs/33002-03-SF.pdf.

Pfizer alleges that the Proposal concerns substantially the same subject matter as prior proposals included in the Company's proxy materials in 2007 and 2011. The 2007 proposal related to amending its internal policies on animal care, the feasibility of extending those policies to contract laboratories, and adherence to them. The 2011 proposal requested statistics on the number of animals used by Pfizer, its plans to reduce and replace animal testing wherever possible, and its procedures to ensure basic animal welfare in-house and at contract laboratories. As the 2007 and 2011 proposals received 7.29% and 4.48% of the votes cast in their favor, respectively, the Staff must find that all three proposals at issue concern substantially the same subject matter in order to concur with the Company. ***That is, the Company urges the Staff to adopt the untenable position that a proposal regarding Pfizer's internal animal care policies and their application to contract laboratories concerns substantially the same subject matter as a proposal exclusively concerning the illegal functioning of a federally-mandated oversight body because they both in some manner involve "the health and welfare of animals."*** This is precisely the type of improperly broad interpretation of Rule 14a-8(i)(12) the Commission has cautioned against, *see* SEC Release No. 34-20091, and rejected in *The Goldman Sachs Group, Inc.*

For the reasons stated herein and in PETA's December 29, 2011, response to Pfizer's no-action request, we respectfully request that the Staff decline to issue a no-action response to Pfizer and inform the company that it may not omit the Proposal from its proxy materials in reliance on Rule 14a-8(i)(12), as the Proposal does not concern substantially the same subject matter as any prior proposal included in the Company's proxy materials.

Please contact me if the Staff needs any additional information in reaching its decision.

Very truly yours,

Jared S. Goodman

cc: Matthew Lepore, Pfizer Inc.

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

January 4, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2012 Annual Meeting
Supplement to Letter dated December 19, 2011
Relating to Shareholder Proposal of
People for the Ethical Treatment of Animals

Ladies and Gentlemen:

We refer to our letter dated December 19, 2011 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent") may properly be omitted from the proxy materials to be distributed by Pfizer Inc., a Delaware corporation ("Pfizer"), in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

This letter is in response to the letter to the Staff, dated December 29, 2011, submitted by the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

I. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(12)(ii)

As described in the No-Action Request, the Staff has consistently concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(12) where the shareholder proposals in question and the proposals previously included in company proxy materials all raised concerns regarding the health and welfare of animals used in research and testing, even though the proposals requested different corporate actions. Indeed, in the Proponent's Letter, the Proponent acknowledges the past decisions of the Staff in this area, describing the

Staff's concurrence in *Pfizer Inc.* (Feb. 25, 2008) as "[s]imilar[] and most relevant" to the present situation.

As was the case in *Pfizer*, where the Staff agreed that a proposal calling for a report on measures to correct and prevent USDA citations for violations of the Animal Welfare Act was properly viewed as dealing with the health and welfare of animals used in research and testing, the Proposal raises substantive concerns regarding the health and welfare of animals and, thus, addresses the same substantive concerns as the proposals previously included in Pfizer's proxy materials (as described in the No-Action Request).

We believe that the Proponent's attempt to distinguish the substantive concerns of the Proposal from the substantive concerns of the 2011 and 2007 shareholder proposals included in Pfizer's proxy materials on the grounds that the Proposal "explicitly concerns" Pfizer's IACUCs rather than animal welfare lacks merit and is an attempt to address the substantive concern of animal welfare by calling for a different corporate action – precisely the result that the Commission's 1983 amendment to the rule meant to avoid. Our view is buttressed by the Proponent's own description of the issue in the Proponent's Letter: "The Animal Welfare Act requires research facilities to establish IACUCs to review research protocols, inspect facilities, review complaints, oversee ongoing animal experiments, and conduct regular evaluations of the institution's animal care programs, focusing on practices involving pain to animals and the condition of the animals and their environments."

In addition, the report requested by the Proposal would include Pfizer's "specific plans to promote alternatives to animal use" in experiments, confirming that the Proponent's after-the-fact claim that the Proposal relates to IACUCs and not to the health and welfare of animals used in testing is incorrect.

II. Conclusion

For the reasons stated in the No-Action Request, we request the Staff's concurrence that it will take no action if Pfizer excludes the Proposal from its 2012 proxy materials pursuant to Rule 14a-8(i)(12)(ii), as the Proposal deals with substantially the same subject matter as previous proposals included in Pfizer's proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

Should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

cc: Jared Goodman
People for the Ethical Treatment of Animals

Jared S. Goodman
Counsel
(202) 540-2204
JaredG@petaf.org

December 29, 2011

VIA E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Pfizer Inc. 2012 Annual Meeting Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Dear Sir or Madam:

I am writing on behalf of People for the Ethical Treatment of Animals (PETA) and pursuant to Rule 14a-8(k) in response to Pfizer Inc.'s ("Pfizer" or "Company") request that the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with its view that it may properly exclude PETA's shareholder resolution and supporting statement ("Proposal") from the proxy materials to be distributed by Pfizer in connection with its 2012 annual meeting of shareholders (the "proxy materials"). As the Proposal does not concern substantially the same subject matter as any prior proposal included in the Company's proxy materials, it may not be excluded on the basis of Rule 14a-8(i)(12).

I. The Proposal

The Proposal, titled "Accountability in Animal Use," relates specifically to the failures of Pfizer's Institutional Animal Care and Use Committee, the body established by Congress to oversee animal use in laboratories and ensure compliance with federal regulations. The resolution provides:

> RESOLVED, that the Board issue an annual report to shareholders detailing criteria used by Pfizer's Institutional Animal Care and Use Committee (IACUC) in evaluating our Company's use of animals in painful and lethal experiments, its resulting decisions, and specific plans to promote alternatives to animal use.

The supporting statement then discusses the failures of the IACUC in its federal mandate and resulting citations issued to Pfizer by the U.S.

Department of Agriculture (USDA). A copy of the Proposal is attached hereto as Exhibit A.

II. Factual Background

On November 18, 2011, PETA submitted to Pfizer via e-mail an earlier version of the Proposal, a cover letter, and requisite broker letter. On November 22, 2011, Pfizer notified PETA in a letter that the proposal was more than 500 words and therefore did not comply with Rule 14a-8(d). After discussions with Pfizer representatives regarding the word counting conventions for hyphenated words used by the company's outside counsel, on November 29, 2011, PETA submitted the revised Proposal at issue. On December 20, 2011, PETA received a copy of Pfizer's no-action request to the Commission.

In its no-action request, the Company alleges that it may exclude the Proposal on the ground that it concerns substantially the same subject matter as prior proposals included in the Company's proxy materials in 2011 and 2007. In its 2011 proxy materials, Pfizer included the following shareholder proposal:

> **RESOLVED**, to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the following:
>
> 1. The number and species of all animals used in-house and at contract research laboratories; the number and species used for explicitly required tests; the number and species used in basic research and development; and the Company's plans to reduce and phase out animal testing wherever possible;
>
> 2. Procedures to ensure compliance with basic animal welfare considerations in-house and at contract research laboratories, including enrichment measures to improve living conditions for the animals used.

The Company also included the following proposal in its 2007 proxy materials:

> **RESOLVED** that the Board issue a report to shareholders on the feasibility of amending the Company's *Guidelines and Policy on Laboratory Animal Care* to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information on the extent to which in-house and contract laboratories are adhering to the *Policy*, including the implementation of enrichment measures.

According to the Company's annual reports, 4.48% of the votes cast were in favor of the 2011 proposal, and 7.29% in favor of the 2007 Proposal.

III. The Proposal Is Not Subject to Exclusion Under Rule 14a-8(i)(12).

Under Rule 14a-8, a company must include a proposal submitted by a shareholder if all eligibility, procedural, and substantive requirements are met. Pfizer alleges that PETA's Proposal is subject to exclusion on the basis of Rule 14a-8(i)(12), which is titled "Resubmissions" and provides:

> If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received: . . . (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years . . . .

A. *Rule 14a-8(i)(12).*

Rule 14a-8(i)(12) exists to provide companies with "a means to avoid having to continue to bear the cost of including proposals that have generated little interest when previously presented to the security holders." SEC Release No. 34-19135, 1982 WL 600869 (Oct. 14, 1982). A later proposal need not be identical to the prior proposal to be excluded, but must therefore involve substantially the same subject matter such that the shareholders may be deemed to have previously been given the opportunity to vote.

In 1983, the Commission amended the language of Rule 14a-8(i)(12) to permit exclusion of a proposal where it "deals with substantially the same subject matter as a prior proposal," rather than requiring that "substantially the same proposal ha[d] previously been submitted." Prior to adopting this amendment, the SEC was said to be "exceedingly liberal" in finding that similar proposals with a slightly different wording or request could not be excluded under this rule. *See* 3E Sec. & Fed. Corp. Law § 24:123 (2d ed.). The Staff had interpreted the rule to permit a company to exclude a proposal only if it was "virtually identical (in form as well as substance) to a proposal previously included in the issuer's proxy materials." SEC Release No. 34-19135, 1982 WL 600869 (Oct. 14, 1982). While those who supported the proposed amendment to the language of Rule 14a-8(i)(12) believed "it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue," those opposing the amendment "argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal." SEC Release No. 34-20091, 1983 WL 33272 (Aug. 16, 1983).

Responding to the concerns of the amendment's opponents, the Commission explained:

> The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised

> by a proposal rather than the specific language or actions proposed to deal with those concerns. **The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new rule will be avoided.**

Id. (emphasis added). Curiously, the Company omitted the final sentence from its block quote of this paragraph. Grouping all resolutions that concern or have an effect on "animal welfare," regardless of the actual substantive concerns they address, is an example of the overly broad interpretation of the rule that this statement was intended to prevent.

Even after this amendment, the Staff found on more than one occasion that various proposals dealing with the use of animals do not necessarily implicate substantially the same subject matter. In *Bristol-Myers Squibb Company* (March 7, 1991), the company sought to exclude a proposal requesting that the company stop all animal tests not required by law and begin to phase out those products which in the company's opinion could not be legally marketed without animal testing. In each of the three years preceding the proposal, the company included in its proxy materials a proposal requesting it to report annually to shareholders on the scope of its use of animals to test cosmetics and household products. While the proponent acknowledged that all of the proposals "concern the general issue of commercial use of live animals in product development and testing," counsel argued that the proposals, "while addressing the same broad issue of commercial use of live animals in product development and testing, do indeed address different substantive concerns. The substantive concern in the Prior Proposal was the scope and cost of the company's animal usage; the substantive concern in the current proposal is non-mandated tests and products which cannot be marketed without painful procedures." The Staff declined to find the subject matter substantially the same and issue a no-action letter. *See also Procter & Gamble* (July 27, 1988) (finding that a proposal requesting that the company cease all animal tests not required by law and phase out product lines that required animal tests did not relate to substantially the same subject matter as a prior proposal asking the company to report on the cost of live-animal testing).

Although the Staff appears to have since broadened the scope of its analysis as to when proposals are considered to deal with substantially the same subject matter for purposes of Rule 14a-8(i)(12), it still must avoid an "improperly broad interpretation" of the rule.

B. *Rule 14a-8(i)(12) Precedent Unrelated to Animal Use.*

The Staff has recently declined to issue no-action letters even where the challenged proposals relate to the same broad subject matter and request portions of the same information as prior proposals that did not receive sufficient support.

Last year, The Goldman Sachs Group, Inc. sought to exclude a proposal "that the Board of Directors prepare . . . a report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change" because it allegedly dealt with substantially the same subject matter as prior proposals that were included in the company's 2008 and 2010 proxy statements, and which did not receive the votes necessary for resubmission. *The Goldman Sachs Group, Inc.*, 2010 WL 5196317 (Feb. 7, 2011). The 2010 proposal requested that the board prepare a "global warming report," disclosing information on the company's climate change policy and an estimate of its costs and benefits to the company. The 2008 proposal requested that the board prepare a "Sustainability Report" including "a review of current Company policies, practices and projects related to social, environmental and economic sustainability." While the latter did not exclusively reference environmental sustainability or climate change, its supporting statement made clear that environment-related policies were its primary focus. However, although all three proposals quoted and referenced the company's "Environmental Policy" in their supporting statements and focused on the impact of environmental issues on the company's business decisions and operations, the Staff found that the challenged proposal did not deal with substantially the same subject matter as the 2008 proposal and the company therefore could not omit it from the proxy materials in reliance on Rule 14a-8(i)(12). *Id.*[1]

Similarly, in *Wal-Mart Stores, Inc.*, 2000 WL 511805 (April 11, 2000), the company sought to exclude from its 2000 proxy statement a shareholder proposal requesting that the board prepare a report related to what it terms the "glass ceiling" issue—"invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions." Specifically, the proposal requested that the report respond to recommendations made by the "Glass Ceiling Commission," including:

(1) Plans of the CEO and Board to address the glass ceiling issue.
(2) Steps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.
(3) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.
(4) An explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling.
(5) The top one hundred or one percent of company wage earners broken down by gender and race.

The company alleged that the proposal dealt with substantially the same subject matter as prior proposals that did not receive the requisite votes. It had previously included in its proxy materials a nearly identical resolution in 1999 and, in 1995, a proposal entitled "Equal Employment Report" requesting that the company prepare a report including but not limited to:

(1) A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1999, 2000, 2001 listing numbers in each category.
(2) A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.

---

[1] Since the Staff found that the 2011 and 2008 proposals did not relate to substantially the same subject matter and the 2010 proposal received a sufficient number of votes to be included in the proxy materials again, the Staff "express[ed] no position on whether the proposal deal[t] with substantially the same subject matter as the proposal included in the company's 2010 proxy materials."

(3) A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
(4) A general description of how the company publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.

See Wal-Mart Stores, Inc., 2002 WL 975855 (April 3, 2002). Despite Wal-Mart's arguments highlighting these similarities and that "[a]ll three Proposals request a report outlining Wal-Mart's efforts and record with respect to equal employment policies by race and gender," the Staff did not concur, writing: "[W]e do not believe that Wal-Mart may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(12)."

Again in 2002, Wal-Mart sought to exclude a resolution nearly identical to the 1995 proposal on the basis that it dealt with substantially the same subject matter as the 1999 and 2000 proposals, which did not receive sufficient votes. *Wal-Mart Stores, Inc.*, 2002 WL 975855 (April 3, 2002). The company acknowledged that, given the similarities between the 1995 and 2002 proposals and the Staff's prior decision, "in order for the Staff to find that the Proposal is excludable under Rule 14a-8(i)(12), the Staff must essentially reconsider whether the 1995 Proposal dealt with substantially the same subject matter as the 1999 and 2000 Proposals." Upon reconsideration, the Staff again declined to concur with the company and issue a no-action letter.

Moreover, in *Northern States Power Co.*, 1998 WL 56566 (Feb. 9, 1998), a company producing nuclear power sought to exclude a proponent's resolution recommending that the board commission a study of the economic feasibility of converting a nuclear power plant to a gas power plant on the ground that it dealt with substantially the same subject matter as prior proposals requesting that the company stop producing nuclear waste, the practical effect of which would be to discontinue the production of nuclear power. Although both proposals were related to ceasing the production of nuclear power entirely, the Staff found that "[t]he proposal does not appear to involve substantially the same subject matter" as the prior proposals and declined to issue a no-action letter.

While Pfizer argues here that "the Staff has consistently permitted the exclusion of proposals where the later-submitted proposal and the prior proposal shared the same substantive concerns even though the proposals varied in the corporate actions requested," each of the cases cited by Pfizer is easily distinguishable as the type of proposal the rule's amendment was intended to prevent. Each challenged proposal involved an shareholder seeking to avoid the restrictions of Rule 14a-8(i)(12) by requesting different action by the company to have the same specific issue as prior proposals presented to shareholders in the proxy materials. *See Medtronic Inc.* (June 2, 2005) (list political and charitable contributions or cease the same); *Bank of America Corp.* (Feb. 25, 2005) (same); *Dow Jones & Co., Inc.* (Dec. 17, 2004) (same); *Saks Inc.* (Mar. 1,2004) (both involving reports on labor standards and compliance); *Bristol-Myers Squibb Co.* (Feb. 11, 2004) (report on access to prescription drugs or adopt a policy of price restraint); *Eastman Chemical Co.* (Feb. 28, 1997) (report on legal issues with supplying raw materials to tobacco companies or divest of a product line used to produce the materials); *Bristol-Myers Squibb Co.* (Feb. 6, 1996) (inform women of the potential abortifacient action of the company's products or refrain from giving charitable contributions to organizations that perform abortions).

C. *Rule 14a-8(i)(12) Precedent Related to Animal Use*

Unlike the alleged attempts in *Bristol-Myers Squibb Co.*, 1996 WL 49008 (Feb. 6, 1996), to "recast the issue of abortion" or "have the Company take[] specific actions that would favor the anti-abortion cause" as part of the proponent's "personal crusade against abortion," animal testing is a crucial, multi-faceted, public policy concern with wide ranging implications. Inadequate policies and improper oversight can lead to citations for violations of federal law and state cruelty to animals charges. Adopting modern non-animal methods can be cost-effective for companies and lead to better science. Yet the Staff has been unduly restrictive when determining whether to concur with companies seeking to exclude proposals related to animal use under Rule 14a-8(i)(12).

In two oft-cited no-action letters from 2006—*Merck & Co., Inc.*, 2006 WL 3761314 (Dec. 15, 2006), and *Abbott Labs.*, 2006 WL 538766 (Feb. 28, 2006)—the Staff permitted the exclusion of stockholder proposals requesting that the board of directors prepare a feasibility study on amending the company's animal research policy to extend to all contract laboratories and to address the animals' social and behavioral needs. The prior proposals had related exclusively to the adoption of non-animal tests, requesting that the company "[c]ommit specifically to using only non-animal methods" for five specific tests, "[c]onfirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods," and petition regulatory agencies to accept non-animal methods approved by the Organization for Economic Cooperation and Development and other developed countries as total replacements for animal-based methods (hereinafter "non-animal methods proposal").

Although the proposals at issue did not deal with reduction or replacement of animal tests in any manner and addressed only the welfare of animals used by the company, the Staff determined that "there appear[ed] to be some basis" for the companies' view that they may exclude the proposals under Rule 14a-8(i)(12)(ii) and issued no-action letters. *See also Wyeth* (Feb. 15, 2008) (concurring with the exclusion of a proposal related to outsourcing animal experimentation to countries with nonexistent or substandard animal welfare regulations where the non-animal methods proposal was included in prior materials).

Similarly and most relevant to the resolution challenged here, in *Pfizer Inc.*, 2008 WL 527448 (Feb. 25, 2008), the Staff issued a no-action letter where Pfizer sought to exclude a proposal requesting that "the Board report to shareholders annually on the measures it is taking to resolve, correct, and prevent further [USDA] citations for violations of the Animal Welfare Act," on the basis that it concerned substantially the same subject matter as prior proposals included in 2007, 2006, and 2004 proxy materials. The 2007 and 2006 proposals requested reports on the feasibility of amending the Company's animal welfare policy to extend to all contract laboratories and addresses animals' social and behavioral needs and on adherence to that policy, while the non-animal methods proposal was included in the 2004 proxy materials. Although none of the prior proposals related to the company's violations of the Animal Welfare Act and resulting USDA citations, nor to correcting other violations of federal or state law, the Staff found that the challenged proposal could be excluded under Rule 14a-8(i)(12).

Moreover, the other animal use cases cited by Pfizer can all be distinguished as involving proposals which, at least in part, requested the same specific action by the Company—reducing or eliminating the use of animals in company tests. *See Abbott Labs.* (Jan. 27, 2010) (concurring with the exclusion of a proposal requesting that the company report a schedule for phasing out the use of chimpanzees in invasive research where prior proposals included the non-animal methods proposal and one which sought a written plan for replacing, reducing and refining the use of animals in all research); *Procter & Gamble Co.* (July 31, 2009) (concurring with the exclusion of a proposal requesting a report on the feasibility of ending animal testing within five years where a prior proposal requested, among other things, an end to animal testing); *Abbott Labs.* (Feb. 5, 2007) (concurring with the exclusion of a proposal requesting that the company report on the feasibility of replacing a particular animal test with a non-animal method where the non-animal methods proposal was included in prior materials); *Barr Pharm., Inc.* (Sept. 25, 2006) (concurring with the exclusion of a proposal to adopt an animal welfare policy that, among other things, reduced the number of animals used in research where the non-animal methods proposal was included in prior materials).

D. *The Proposal Does Not Deal with Substantially the Same Subject Matter as Previous Proposals*

In amending Rule 14a-8(i)(12), the Commission was clear that its purpose was to prevent abuse of the previous iteration of the rule, such as altering the language slightly or requesting a different company action to address the very same concerns. It acknowledged the prospect of improperly broad interpretations of the new rule and anticipated that focusing on the substantive concerns addressed by the proposals would prevent this result.

Pfizer argues for such an improperly broad interpretation, alleging that all proposals that relate in any manner to the welfare of animals used by the company in research, development, and testing, no matter how remotely, concern "substantially the same subject matter" for purposes of this rule.

Rule 14a-8(i)(12) is intended to prevent "resubmissions," i.e., the inclusion of proposals "that have generated little interest when previously presented to the security holders." *See* SEC Release No. 34-19135, *supra*. At some level, every proposed resolution deals with the internal policies of the company, but that is an insufficient basis on which to allege that they concern substantially the same subject matter. Just as resolutions involving company employees may concern significantly different issues, such as discrimination, child labor, outsourcing, or unionization, so may resolutions involving the company's use of animals. Whether a shareholder is opposed to outsourcing animal experiments bears little, if any, relation to whether that shareholder supports the use of newly developed and superior non-animal testing methods. While both proposals would affect the use of animals by the company, they are entirely discrete issues that cannot be said to concern substantially the same subject matter.

In fact, even in a no-action request cited by Pfizer, the company seeking a Staff concurrence recognized that the broad interpretation urged by Pfizer here is inappropriate, writing: "We are not arguing that all proposals with the word 'animal' in it are substantially similar. Rather we are arguing that proposals whose substantive concern involves the reduction or cessation of the use of animals in research and testing deal with substantially the same subject matter." *Abbott Labs.*, 2010 WL 4922503 (Jan. 27, 2010).

Furthermore, the current Proposal explicitly concerns the repeated failures of the Company's IACUC—the self-monitoring committee responsible for ensuring compliance with federal law in the company's laboratories—a matter of significant independent importance. The Animal Welfare Act requires research facilities to establish IACUCs to review research protocols, inspect facilities, review complaints, oversee ongoing animal experiments, and conduct regular evaluations of the institution's animal care programs, focusing on practices involving pain to animals and the condition of the animals and their environments. A September 2005 Audit Report issued by the Office of Inspector General for the USDA discussed at length problems with the reliability of IACUC oversight and the failure of IACUCs to adequately review protocols and ensure compliance with federal animal welfare laws:

> Some IACUCs are not effectively monitoring animal care activities or reviewing protocols. Most [USDA inspectors] believe there are still problems with the search for alternative research, veterinary care, review of painful procedures, and the researchers' use of animals. . . . This situation exists because (1) the IACUCs are only required to conduct facility reviews on a semiannual basis, (2) IACUCs experience a high turnover rate, and (3) some members are not properly trained. In very few cases, the facilities are resistant to change, showing a general disregard for APHIS regulations. As a result, the facilities are not conducting research in compliance with the [Animal Welfare Act] or, in some cases, not providing humane conditions for research animals.

U.S. DEPARTMENT OF AGRICULTURE, OFFICE OF INSPECTOR GENERAL, AUDIT REPORT: APHIS ANIMAL CARE PROGRAM—INSPECTION AND ENFORCEMENT ACTIVITIES ii–iii, 19 (Sept. 2005), *available at* http://www.usda.gov/oig/webdocs/33002-03-SF.pdf. In the year before the report was issued, more than half of facilities were cited for violations of the Animal Welfare Act. *Id.* Despite having previously issued detailed guidelines on laboratory animal care to assist the IACUCs in successfully accomplishing their mandate, the Office of Inspector General found that "IACUCs are still having problems in such areas as adequately monitoring researchers for compliance with their protocols (e.g., the search for alternatives, review of painful procedures, and unnecessary duplication of research) and following up on the correction of deficiencies." *Id.* The third most common violation was the failure of facilities to maintain adequate veterinary care. *Id.*

As discussed in the Proposal's supporting statement, Pfizer's IACUC has continued to suffer from these deficiencies and has been cited by the USDA for these very violations: in 2010 for the failure to ensure that experimenters who used animals in painful procedures conducted a search for alternatives and in 2007 when animals were burned in a study the IACUC did not properly review.

IV. Conclusion

As the Proposal does not concern substantially the same subject matter as any prior proposal included in the Company's proxy materials, we respectfully request that the Staff decline to issue a no-action response to Pfizer and inform the company that it may not omit the Proposal from its proxy materials in reliance on Rule 14a-8(i)(12).

Should the Staff need any additional information in reaching its decision, please contact me at your earliest convenience.

Very truly yours,

Jared S. Goodman

Enclosures

cc: Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance
Pfizer Inc.
matthew.lepore@pfizer.com

Exhibit A

ACCOUNTABILITY IN ANIMAL USE

RESOLVED, that the Board issue an annual report to shareholders detailing criteria used by Pfizer's Institutional Animal Care and Use Committee (IACUC) in evaluating our Company's use of animals in painful and lethal experiments, its resulting decisions, and specific plans to promote alternatives to animal use.

Supporting Statement:

Congress established IACUCs to oversee animal use in laboratories and ensure compliance with federal regulations. IACUCs are charged with ensuring that experimenters search for alternatives to the use of animals and consider alternatives to painful procedures on animals.

Our Company's IACUC has failed in its mandate and violated our Company's animal welfare policy, which states that "it is our policy to maintain the highest possible standards of laboratory animal care and use."[1]

In 2010, our Company used more than 48,000 animals in-house, including more than 4,300 dogs and 1,800 primates. The IACUC allowed more than 14,000 animals to be used in painful experiments and denied pain relief for nearly 6,000 of these animals. These totals do not include animals used for Pfizer experiments in contract laboratories or the vast number of animals who are most commonly used in experiments and, though not legally required to be counted, suffer as well.

Since 2005, our Company's IACUC has denied pain relief to tens of thousands of animals. Hundreds of dogs and cats suffered chronic pain, distress, and varying degrees of lameness. Thousands of animals died in their cages without being humanely euthanized.

In 2010, more than one third of the 148 horses used received no pain relief. Horses in Pfizer's facilities have been subjected to repeated injections of snake venom and lengthy blood draws. Thousands of hamsters are used in testing that leads to hemorrhaging, organ failure, and prolonged death and for which there is an approved non-animal method.[2]

In 2010, the U.S. government cited our Company for the IACUC's failure to ensure that experimenters who used animals in painful procedures conducted a search for alternatives. In 2007, our Company was cited when animals were burned in a study the IACUC did not properly review.[3] The IACUC allowed monkeys to be singly housed, despite the fact that this isolation is so traumatizing to primates that they develop stress-induced pathological behaviors such as self-biting, ceaseless rocking and hair-pulling.

---

[1] http://www.pfizer.com/research/research_clinical_trials/laboratory_animal_care.jsp
[2] http://www.aphis.usda.gov/animal_welfare/efoia/allannual.shtml
[3] http://acissearch.aphis.usda.gov/LPASearch/faces/pdfpage.jspx?inspid=76102104120792

IACUC failures have serious consequences. After sadistic conditions were documented at a contract laboratory used by our Company—including workers slamming dogs and cats into cages, throwing, kicking, and pressure-hosing them and pulling a dog's tooth without adequate anesthesia—the laboratory's IACUC was cited, employees were charged with 14 felony counts of cruelty to animals, and the company is now out of business.[4]

The failures of our Company's IACUC undermine public confidence. To ensure the IACUC functions properly, our Company should issue an annual report detailing criteria used by, and resulting decisions of, the IACUC as well as specifics on alternatives to animal use.

We urge shareholders to vote **FOR** this proposal.

---

[4] http://www.peta.org/features/professional-laboratory-and-research-services.aspx

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 19, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2012 Annual Meeting
Omission of Shareholder Proposal of
People for the Ethical Treatment of Animals

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent") from the proxy materials to be distributed by Pfizer in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2012 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> RESOLVED, that the Board issue an annual report to shareholders detailing criteria used by Pfizer's Institutional Animal Care and Use Committee (IACUC) in evaluating our Company's use of animals in painful and lethal experiments, its resulting decisions, and specific plans to promote alternatives to animal use.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2012 proxy materials pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as two previously submitted shareholder proposals that were included in Pfizer's 2007 and 2011 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

III. Background

Pfizer received an earlier version of the Proposal, accompanied by a cover letter from the Proponent, by email on November 18, 2011. A copy of that proposal, the cover letter and the accompanying broker letter are attached hereto as Exhibit A. On November 22, 2011, in accordance with Rule 14a-8(f), Pfizer sent the Proponent a letter indicating that the proposal was more than 500 words and therefore did not comply with Rule 14a-8(d). A copy of Pfizer's letter is attached hereto as Exhibit B. On November 29, 2011, Pfizer received the revised Proposal. A copy of the Proposal and related cover email are attached hereto as Exhibit C.

IV. The Proposal May Be Excluded under Rule 14a-8(i)(12)(ii) Because It Deals with Substantially the Same Subject Matter as Two Previously Submitted Proposals, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission.

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years," if the proposal received "[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

A. Precedent Regarding Exclusion under Rule 14a-8(i)(12).

The Staff has confirmed on numerous occasions that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for, and meaning of, this revision in Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983):

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the *substantive concerns* raised by a proposal rather than the specific language or actions proposed to deal with those concerns. (emphasis added)

When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals, rather than the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions.

Specifically, the Staff has consistently concurred with the exclusion of proposals that raised concerns with the health and welfare of animals used in research testing even though the proposals requested a wide variety of corporate actions. For example, in *Pfizer Inc.* (Feb. 25, 2008), the Staff permitted Pfizer to exclude a proposal requesting reports to shareholders on actions taken to prevent violations of the Animal Welfare Act on the basis that it raised the same substantive concerns as prior proposals included in Pfizer's proxy statements requesting reports on the feasibility of amending Pfizer's animal welfare policy and requesting the adoption of a policy statement committing to use in vitro tests as a replacement for product testing on animals. Although the excluded proposal and the prior proposals varied in significant ways, the Staff concurred with the view that all of the proposals concerned animal welfare and, therefore, dealt with substantially the same subject matter such that the new proposal could be excluded under Rule 14a-8(i)(12). See also *Abbott Laboratories* (Jan. 27, 2010) (concurring with the exclusion, under Rule 14a-8(i)(12), of a proposal encouraging the company to increase transparency around the use of animals in research and product testing by including information in the company's annual Global Citizenship Report on its animal use and its efforts to reduce and replace animal use where a proposal included in a prior proxy statement sought a commitment to using only non-animal methods for product testing); *Procter & Gamble Co.* (July 31, 2009) (concurring with the exclusion, under Rule 14a-8(i)(12), of a proposal requesting a report on the feasibility of ending animal testing within five years because it dealt with substantially the same subject matter as prior proposals requesting a report on the company's compliance with its animal testing policy, requesting an end to animal testing and requesting the adoption of animal welfare standards); *Wyeth* (Feb. 15, 2008) (concurring with the exclusion, under Rule 14a-

8(i)(12), of a proposal requesting a report to shareholders describing the rationale for increased export of animal experimentation to countries with lower animal welfare standards on the grounds that it dealt with substantially the same subject matter as prior proposals requesting the adoption of an animal welfare policy and a commitment to use certain in vitro tests as a replacement for animal testing); *Abbott Laboratories* (Feb. 5, 2007); *Abbott Laboratories* (Feb. 28, 2006); *Barr Pharmaceuticals, Inc.* (Sept. 25, 2006); and *Merck & Co., Inc.* (Dec. 15, 2006).

In addition to precedents relating to animal health and welfare, the Staff has consistently permitted the exclusion of proposals where the later-submitted proposal and the prior proposal shared the same substantive concerns even though the proposals varied in the corporate actions requested. See *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (Feb. 25, 2005) (both proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (Dec. 17, 2004) (proposal requesting that the company publish in its proxy materials information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (Mar. 1, 2004) (proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (Feb. 28, 1997) (proposal requesting a report on legal issues related to the supply of raw materials to tobacco companies related to substantially the same subject matter as a proposal that requested that the company divest its filter tow products line, a line that produced materials used to manufacture cigarette filters); and *Bristol-Myers Squibb Co.* (Feb. 6, 1996) (proposal requesting the formation of a committee to develop an educational plan to inform women of the potential abortifacient action of the company's products was excludable because it dealt with "substantially the same subject matter (i.e. abortion-related matters)" as prior proposals that requested the company refrain from giving charitable contributions to organizations that perform abortions).

B. The Proposal Deals with Substantially the Same Subject Matter as Two Previously Submitted Proposals.

Pfizer has received various shareholder proposals relating to its policies and procedures regarding the health and welfare of animals used in research testing over the past several years. Pfizer included a shareholder proposal in its proxy materials for its 2011 annual meeting of shareholders (the "2011 Proposal," attached hereto as Exhibit D) requesting that the Board of Directors of Pfizer (the "Board"):

> issue an annual report to shareholders disclosing the following:
>
> 1. The number and species of all animals used in-house and at contract research laboratories; the number and species used for explicitly required tests; the number and species used in basic research and development; and the Company's plans to reduce and phase out animal testing wherever possible;
>
> 2. Procedures to ensure compliance with basic animal welfare considerations in-house and at contract research laboratories, including enrichment measures to improve living conditions for the animals used.

In addition, Pfizer included a shareholder proposal in its proxy materials for its 2007 annual meeting of shareholders (the "2007 Proposal," attached hereto as Exhibit E) requesting that the Board:

> issue a report to shareholders on the feasibility of amending the Company's Guidelines and Policy on Laboratory Animal Care to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information on the extent to which in-house and contract laboratories are adhering to the Policy, including the implementation of enrichment measures.[1]

As noted above, under Rule 14a-8(i)(12) a company may exclude a shareholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The substantive concern expressed in the Proposal and in the 2011 Proposal and the 2007 Proposal (together, the "Previous Proposals") is the welfare of animals used in research. While the specific language and specific corporate actions proposed in the Proposal and the Previous Proposals may differ, each addresses the same substantive concern – the welfare of animals used in research – and therefore deal with substantially the same subject matter.

---

[1] Note that another proposal, also relating to the welfare of animals used in testing, was included in Pfizer's 2007 proxy materials. That proposal requested that "the Board report to shareholders on the rationale for increasingly exporting the Company's animal experimentation to countries which have either non-existent or substandard animal welfare regulations and little or no enforcement. Further, the shareholders request that the report include information on the extent to which Pfizer requires – at a minimum – adherence to U.S. animal welfare standards at its facilities in foreign countries." A copy of this proposal is attached hereto as Exhibit F.

C. *The Proposal Included in Pfizer's 2011 Proxy Materials Did Not Receive the Shareholder Support Necessary to Permit Resubmission.*

Rule 14a-8(i)(12)(ii) provides that a company may exclude a proposal that deals with substantially the same subject matter as previously submitted proposals if the proposal received "[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years." Staff Legal Bulletin No. 14 (July 13, 2001) explains that only votes for and against a proposal are included in the calculation of the shareholder vote; abstentions and broker non-votes are not included. According to Pfizer's Current Report on Form 8-K, filed with the Commission on May 3, 2011 and attached hereto as Exhibit G, there were 197,481,788 votes cast in favor of the 2011 Proposal and 4,208,648,937 votes cast against the 2011 Proposal. This amounts to 4.48% of votes cast in favor of the 2011 Proposal. Thus, the last time that Pfizer's shareholders considered a proposal substantially similar to the Proposal, it received less than 6% of the votes cast. Accordingly, the Proposal, dealing with substantially the same subject matter as the Previous Proposals, is excludable under Rule 14a-8(i)(12)(ii) for failing to receive the requisite shareholder support.

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2012 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosures

cc: Jared Goodman
People for the Ethical Treatment of Animals

EXHIBIT A

From: David Byer [DavidB@peta.org]
To: Lepore, Matthew
Subject: PETA Shareholder Resolution for Pfizer
Date: 11/18/2011 4:16:06 PM
CC: Jared Goodman
BCC:

Message:
Dear Mr. Lepore,

Attached is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2012 annual meeting. Also enclosed in the attached is a cover letter from myself designating People for the Ethical Treatment of Animals (PETA) Foundation counsel Jared Goodman as an authorized representative and a broker letter certifying requisite ownership of the company's stock.

These materials are being delivered UPS Next Day Air.

Please confirm receipt of this email. Thank you.

Sincerely,

David Byer

David Byer
Manager
PETA Corporate Affairs
860-810-0234
DavidB@peta.org

Attachments:
Pfizer_shareholder package 3.pdf

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
Info@peta.org

2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)

PETA.ORG

November 18, 2011

Matthew Lepore
Secretary
Pfizer Inc.
235 E. 42nd St.
New York, NY 10017

VIA UPS NEXT DAY AIR AND E-MAIL

Dear Mr. Lepore:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2012 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley Smith Barney, confirming ownership of 236 shares of Pfizer Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2012 shareholders meeting.

Please communicate with PETA's authorized representative Jared S. Goodman if you need any further information. Mr. Goodman can be reached at Jared S. Goodman, PETA Foundation, 1536 16th St. NW, Washington, DC 20036, by telephone at (202) 540-2204, or by e-mail at JaredG@PetaF.org. If Pfizer Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise Mr. Goodman within 14 days of your receipt of this proposal.

Sincerely,

David Byer, Manager
PETA Corporate Affairs

Enclosures: 2012 Shareholder Resolution
Morgan Stanley Smith Barney letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

November 18, 2011

Matthew Lepore
Secretary
Pfizer Inc.
235 E. 42nd St.
New York, NY 10017

Re: Shareholder Proposal for Inclusion in the 2012 Proxy Material

Dear Secretary:

This letter verifies that People for the Ethical Treatment of Animals is the beneficial owner of 236 shares of Pfizer Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Pfizer Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (703) 394-1997.

Sincerely,

Timothy Keena
First Vice President
Global Wealth Management
Morgan Stanley Smith Barney

ACCOUNTABILITY IN ANIMAL USE

RESOLVED, that the Board issue an annual report to shareholders detailing criteria used by Pfizer's Institutional Animal Care and Use Committee in evaluating our Company's use of animals in painful and lethal experiments, its resulting decisions, and specific plans to promote alternatives to animal use.

Supporting Statement:

The U.S. Congress established Institutional Animal Care and Use Committees (IACUCs) to oversee animal use in laboratories and ensure compliance with federal regulations. IACUCs are charged with ensuring that experimenters search for alternatives to the use of animals and consider alternatives to painful procedures on animals.

Our Company's IACUC has failed in its mandate and violated our Company's animal welfare policy, which states that "it is our policy to maintain the highest possible standards of laboratory animal care and use."[1]

In 2010, our Company used more than 48,000 animals in-house, including more than 4,300 dogs and 1,800 primates. The IACUC allowed more than 14,000 animals to be used in painful experiments and denied pain relief for nearly 6,000 of these animals. These totals do not include animals used for Pfizer experiments in contract laboratories or the vast number of animals who are most commonly used in experiments and, though not legally required to be counted, suffer as well.

Since 2005, our Company's IACUC has denied pain relief to tens of thousands of animals. Hundreds of dogs and cats suffered chronic pain, distress, and varying degrees of lameness. Thousands of animals died in their cages without being humanely euthanized.

In 2010, more than one third of the 148 horses used received no pain relief. Horses in Pfizer's facilities have been subjected to repeated injections of snake venom and lengthy blood draws. Thousands of hamsters are used in testing that leads to hemorrhaging, organ failure, and prolonged death and for which there is an approved non-animal method.[2]

In 2010, the U.S. government cited our Company for the IACUC's failure to ensure that experimenters who used animals in painful procedures conducted a search for alternatives. In 2007, our Company was cited when animals were burned in a study the IACUC did not properly review.[3] The IACUC allowed monkeys to be singly housed, despite the fact that this isolation is so traumatizing to primates that they develop stress-induced pathological behaviors such as self-biting, ceaseless rocking and hair-pulling.

---

[1] http://www.pfizer.com/research/research_clinical_trials/laboratory_animal_care.jsp
[2] http://www.aphis.usda.gov/animal_welfare/efoia/allannual.shtml
[3] http://acissearch.aphis.usda.gov/LPASearch/faces/pdfpage.jspx?inspid=76102104120792

IACUC failures have serious consequences. After sadistic conditions were documented at a contract laboratory used by our Company—including workers slamming dogs and cats into cages, throwing, kicking, and pressure-hosing them and pulling a dog's tooth without adequate anesthesia—the laboratory's IACUC was cited, employees were charged with 14 felony counts of cruelty to animals, and the company is now out of business.[4]

The failures of our Company's IACUC undermine public confidence. To ensure the IACUC functions properly, our Company should issue an annual report detailing criteria used by, and resulting decisions of, the IACUC as well as specifics on alternatives to animal use.

We urge shareholders to vote **FOR** this proposal.

[4] http://www.peta.org/features/professional-laboratory-and-research-services.aspx

EXHIBIT B

Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 22, 2011

Mr. Jared S. Goodman,
PETA Foundation,
1536 16th Street NW,
Washington, DC 20036

Re: Shareholder Proposal for 2012 Annual Meeting of Shareholders:

Resolved: Request that the Board issue an annual report to shareholders detailing criteria used by Pfizer's Institutional Animal Care and Use Committee in evaluating our Company's use of animals in painful and lethal experiments, its resulting decisions, and specific plans to promote alternatives to animal use.

Dear Mr. Goodman:

This letter will acknowledge receipt on November 18, 2011 of the letter dated November 18, 2011 from People for the Ethical Treatment of Animals (PETA) giving notice that PETA intends to sponsor the above proposal at our 2012 Annual Meeting of Shareholders.

Under Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, any shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. We believe your submission contains more than 500 words. To remedy this defect, you must revise the proposal and supporting statement so that they do not exceed 500 words.

The rules of the Securities and Exchange Commission (SEC) require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2012 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

Sincerely,

Suzanne Y. Rolon

cc: Matthew Lepore, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

EXHIBIT C

From: Jared Goodman [JaredG@PetaF.org]
To: Rolon, Suzanne Y.
Subject: Revised PETA Shareholder Resolution
Date: 11/29/2011 5:26:52 PM
CC:
BCC:

Message:
Dear Ms. Rolon,

Thank you for your call yesterday regarding PETA's shareholder resolution, which was submitted to the Company via e-mail and received on November 18, 2011. As we discussed, per your outside counsel's chosen counting conventions, this resolution contained 506 words was therefore deficient.

Attached please find a revised resolution which, pursuant to those conventions, totals 499 words. I have also attached the initial submission for your reference.

Please confirm receipt of this email. Thank you again.

Very truly yours,

Jared S. Goodman
Counsel
PETA Foundation
1536 16th St. NW
Washington, DC 20036
T: (202) 540-2204
F: (202) 540-2208
M: (516) 319-5906

Attachments:
PETA Shareholder Resolution for Pfizer.msg
PETA, Revised Shareholder Resolution (Nov. 29, 2011).pdf

ACCOUNTABILITY IN ANIMAL USE

RESOLVED, that the Board issue an annual report to shareholders detailing criteria used by Pfizer's Institutional Animal Care and Use Committee (IACUC) in evaluating our Company's use of animals in painful and lethal experiments, its resulting decisions, and specific plans to promote alternatives to animal use.

Supporting Statement:

Congress established IACUCs to oversee animal use in laboratories and ensure compliance with federal regulations. IACUCs are charged with ensuring that experimenters search for alternatives to the use of animals and consider alternatives to painful procedures on animals.

Our Company's IACUC has failed in its mandate and violated our Company's animal welfare policy, which states that "it is our policy to maintain the highest possible standards of laboratory animal care and use."[1]

In 2010, our Company used more than 48,000 animals in-house, including more than 4,300 dogs and 1,800 primates. The IACUC allowed more than 14,000 animals to be used in painful experiments and denied pain relief for nearly 6,000 of these animals. These totals do not include animals used for Pfizer experiments in contract laboratories or the vast number of animals who are most commonly used in experiments and, though not legally required to be counted, suffer as well.

Since 2005, our Company's IACUC has denied pain relief to tens of thousands of animals. Hundreds of dogs and cats suffered chronic pain, distress, and varying degrees of lameness. Thousands of animals died in their cages without being humanely euthanized.

In 2010, more than one third of the 148 horses used received no pain relief. Horses in Pfizer's facilities have been subjected to repeated injections of snake venom and lengthy blood draws. Thousands of hamsters are used in testing that leads to hemorrhaging, organ failure, and prolonged death and for which there is an approved non-animal method.[2]

In 2010, the U.S. government cited our Company for the IACUC's failure to ensure that experimenters who used animals in painful procedures conducted a search for alternatives. In 2007, our Company was cited when animals were burned in a study the IACUC did not properly review.[3] The IACUC allowed monkeys to be singly housed, despite the fact that this isolation is so traumatizing to primates that they develop stress-induced pathological behaviors such as self-biting, ceaseless rocking and hair-pulling.

---

[1] http://www.pfizer.com/research/research_clinical_trials/laboratory_animal_care.jsp
[2] http://www.aphis.usda.gov/animal_welfare/efoia/allannual.shtml
[3] http://acissearch.aphis.usda.gov/LPASearch/faces/pdfpage.jspx?inspid=76102104120792

IACUC failures have serious consequences. After sadistic conditions were documented at a contract laboratory used by our Company—including workers slamming dogs and cats into cages, throwing, kicking, and pressure-hosing them and pulling a dog's tooth without adequate anesthesia—the laboratory's IACUC was cited, employees were charged with 14 felony counts of cruelty to animals, and the company is now out of business.[4]

The failures of our Company's IACUC undermine public confidence. To ensure the IACUC functions properly, our Company should issue an annual report detailing criteria used by, and resulting decisions of, the IACUC as well as specifics on alternatives to animal use.

We urge shareholders to vote **FOR** this proposal.

[4] http://www.peta.org/features/professional-laboratory-and-research-services.aspx

EXHIBIT D

ITEM 10—SHAREHOLDER PROPOSAL ON ANIMAL RESEARCH

People for the Ethical Treatment of Animals, 501 Front Street, Norfolk, Virginia 23510, which represents that it owns 236 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED, to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the following:

1. The number and species of all animals used in-house and at contract research laboratories; the number and species used for explicitly required tests; the number and species used in basic research and development; and the Company's plans to reduce and phase out animal testing wherever possible;

2. Procedures to ensure compliance with basic animal welfare considerations in-house and at contract research laboratories, including enrichment measures to improve living conditions for the animals used.

Supporting Statement

Product development and testing involve ethical issues relating to animal suffering. In 2008 and 2009 alone, our Company experimented on 96,808 animals in-house. This number does not include mice and rats or animals used for Pfizer experiments in contract research laboratories. Among others, 1,725 primates, 5,317 dogs, 11,344 rabbits, 61,577 hamsters, 149 horses, and 1,807 cats were used. More than 27,000 of these animals were used in painful experiments; nearly half were given no pain relief whatsoever.[1]

Animals used in laboratory experiments experience pain, fear and stress. They spend their lives in unnatural settings – caged and deprived of companionship – and subjected to painful experiments. This is the reality for animals in laboratories. What should not be the norm is the outright torture of defenseless animals.

A recent undercover investigation of a Pfizer contract research organization, Professional Laboratory and Research Services, Inc., shows that Pfizer has hired a laboratory where animals suffered above and beyond the commissioned tests even though our Company's animal welfare policy specifically states that "we perform welfare audits of third party facilities."[2] Documentation and video footage[3] from this investigation showed:

- Sick and injured animals regularly denied veterinary care;
- An inadequately anesthetized dog struggling while an untrained worker extracts his tooth with pliers;
- Cats slammed into cages;
- Cats and dogs sprayed with pressure hoses;
- Technicians screaming obscenities at animals while dragging, throwing, and kicking them;
- One worker repeatedly tried to rip out a cat's nails;
- Filth and deafening noise.

Our company has the ability and the obligation to ensure that no animal suffers from lack of veterinary care, poor housing, or outright mistreatment. Further, our Company has an ethical and fiscal obligation to ensure that a minimum number of animals are used and that the best science possible is employed in the development of products. Given the fact that 92% of drugs deemed safe and effective when tested in animals fail when tested in humans and that, of the remaining 8%, half are later relabeled or withdrawn due to unanticipated, severe adverse effects, there is a clear scientific imperative for improving how our Company's products are tested.[4]

We urge shareholders to vote in favor of this socially and ethically important public policy proposal.

YOUR COMPANY'S RESPONSE

We appreciate our shareholders' concerns regarding the care and welfare of research animals and the importance of utilizing alternatives to animal testing wherever such methods are available and scientifically valid. However, since Pfizer already has a well-established policy and practice regarding the care and use of animals in research, and we work to utilize alternatives to animals where possible, we believe the actions required by this proposal are not necessary.

Pfizer is dedicated to helping people and animals live longer, healthier lives through the discovery and development of breakthrough medicines and therapies. We believe that animal-based biomedical research in the pharmaceutical industry remains a vital component of discovery, evaluation and regulatory processes, which lead to the development of products that save or improve human and animal lives throughout the world.

Pfizer's Animal Care and Use policy reflects our commitment to the humane treatment of animals used in research. Our Company has long recognized that ensuring the health and well-being of our research animals is not only an ethical imperative but also fundamental to good scientific outcomes in the discovery and development of safe and effective new medicines.

Furthermore, Pfizer is committed to the principles embodied by the "3 Rs" of animal research: seeking alternatives that "Reduce, Replace or Refine" our work with animals wherever such alternatives are available and appropriate. This commitment extends to all work conducted on our behalf, both internally and externally. We have invested in alternative technologies, and *in vitro* testing (laboratory tests that do not involve testing in animals or people) is now the dominant mode of pre-clinical testing employed by Pfizer. Some examples of our efforts in seeking alternatives are:

- Pfizer met with representatives from the Food and Drug Administration's Center for Drug Evaluation & Research, the Center for Biologics Evaluation & Research, the Center for Food Safety & Applied Nutrition, the Center for Devices & Radiological

[1] http://www.aphis.usda.gov/animal welfare/efoia/7023.shtml
[2] http://www.pfizer.com/research/research_clinical_ trials/laboratory_animal_care.jsp
[3] http://origin.www.peta.org/tv/videos/animal-experimentation/599809536001.aspx

[4] FDA Commissioner: http://www.fda.gov/NewsEvents/Speeches/ucm053539.htm Recent advances biology can do much to reduce and replace the use of animals in experiments.

Health, and the National Center for Toxicological Research to discuss the use of alternatives to animal testing.

- Pfizer has been involved in the Environmental Protection Agency's ToxCast program and has served as a core member of the Innovative Medicine Initiative's eTox project. Both programs are designed to develop better predictive models.

Consistent with the 3 Rs, and to further assure that we maintain the highest possible standards of laboratory animal care and use, we have adopted the following guidelines:

- Our standards of animal care and welfare meet or exceed those required by applicable local, national, and international laws and regulations.
- When animal experimentation is necessary, great care is taken to choose the most appropriate animal species for the research and to optimize the study design to ensure that the results will be as meaningful as possible.
- All studies are carefully designed to gain the maximum information from the fewest number of animals possible.
- Each proposed use of animals is reviewed and approved by a panel of experts prior to performing any experiments to ensure that the use of the animals is consistent with sound scientific practices and ethical considerations.
- Our veterinarians and scientists evaluate every proposed animal procedure with an emphasis on eliminating or minimizing any potential for pain or distress which may be experienced by the animals. In cases where animals must undergo research procedures involving accompanying pain, appropriate anesthetic or analgesic drugs are given to relieve the pain or distress as appropriate in accordance with the research protocol.
- We regularly monitor our animals for signs of ill health or distress and take prompt action wherever appropriate. We make veterinary care available to our animals at all times.
- We train all Pfizer colleagues involved in the care, welfare and use of animals to ensure that they are competent in the care of the animals and in the procedures required to complete the proposed work, that they are aware of the ethical issues involved in the use of animals, and that they demonstrate respect and humane treatment towards the animals in their care.
- We contractually require our contract research organizations (CROs), collaborators and vendors to maintain standards for animal research that are at least equivalent to Pfizer's high standards. Parties conducting animal-based research for Pfizer at their facilities are required to adhere to Pfizer's Animal Care and Use policy and to comply with applicable laws and regulations. We perform welfare audits of third party facilities in accordance with our quality assurance policies.

Information related to our Company's standards in animal research is published on our Company's website at www.pfizer.com. In addition, the online version of our Company's Annual Review includes a statement of our commitment to the highest standards of humane treatment of animals used in research, the high level of care we provide to research animals, and our commitment to implement scientifically appropriate and validated alternative methods whenever possible. Furthermore, we report numbers and species of animals used by our Company in research in accordance with the USDA's specific annual reporting requirements.

As stated above, we hold our CROs that are involved with animal research to the same standards that Pfizer requires for its own research. We have processes in place, including an audit program, to assess each CRO, both before engagement and during an engagement, to ensure that the CRO complies with our standards of humane treatment of animals. When we learn of actual or alleged activities at a CRO that may have fallen below our standards, we either discontinue working with the CRO or work with the organization to change its practices in order to improve animal welfare conditions to meet our standards.

In addition, despite the concerns raised in the proposal about the value of animal testing in ensuring human safety in research and product use, the majority of the testing we do in animals is mandated by laws in the United States and other countries in which we market our products. In addition, we believe that we are subject to ethical obligations to ensure that our new products are safe and effective before they reach patients. Based on the current state of scientific knowledge and progress, animal testing remains an important component of this assurance process.

In summary, we believe that Pfizer's commitment to animal welfare and the use of appropriate alternatives is very strong, as evidenced by our corporate policy and the many programs we support internally and externally related to the humane care and use of research animals and the discovery and implementation of valid alternatives. We believe the activities requested by this proposal would not add any greater transparency to our existing Animal Care and Use policy or to our practices regarding minimizing animal use. In addition, the disclosure of details such as numbers of animals, species and purpose of use, as requested by this proposal, are unlikely to be meaningful to shareholders as they may be taken out of context and will fluctuate depending on current research activity and the size of our Company. Based on all of the reasons stated above, we believe that requiring the activities requested by this proposal would not serve any useful purpose to the Company.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

EXHIBIT E

ITEM 5—Shareholder Proposal Requesting a Report on the Feasibility of Amending Pfizer's Corporate Policy on Laboratory Animal Care and Use

ANIMAL WELFARE POLICY

RESOLVED that the Board issue a report to shareholders on the feasibility of amending the Company's *Guidelines and Policy on Laboratory Animal Care* to ensure that: i) it extends to all contract laboratories and is reviewed with such outside laboratories on regular basis, and ii) it addresses animals' social and behavioral needs. Further, the shareholders request that the report include information on the extent to which in-house and contract laboratories are adhering to the *Policy*, including the implementation of enrichment measures.

SUPPORTING STATEMENT

Our Company conducts tests on animals as part of its product research and development, as well as retaining independent laboratories to conduct such tests. Abuses in independent laboratories are not uncommon and have recently been exposed by the media. Pfizer has posted on its Web site its Guidelines and Policy on Laboratory Animal Care. The Company, as an industry leader, is commended for its stated commitment to approaching "all research involving animals with the highest level of humane concern. . ."[1]

However, the disclosure of atrocities recorded at Covance, Inc., an independent laboratory headquartered in Princeton, New Jersey,[2] has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent.[3] Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin People for the Ethical Treatment of Animals in Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom refused to stop PETA from publicizing the film and instead ruled in PETA's favor. The Judge stated in his opinion that the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept...even to a viewer with no particular interest in animal welfare, at least cry out for an explanation."[4]

Shareholders cannot monitor what goes on behind the closed doors of animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to promoting basic animal welfare measurers as an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

1 http (www.pfizercom/Pfizer/subsites/corporate_ citizenship/laboratory_usejsp
2 PETA's undercover investigator videotaped the systematic abuse of animals at Covance's laboratory in Vienna, VA over a six month investigation.
3 In October 2005, Covance's Director of Early Development stated that "We've worked with just about every major company around the world" (http://www.azcentral.com/arizonrepublic/ eastvalleyopinions/articles/1021cr-edit21.html)
4 The case captioned Covance Laboratories Limited v. PETA Europe Limited was filed in the High Court of Justice, Chancery Division, Leed's District Registry, Claim No 5C-00295. In addition to ruling in PETA's favor; the Court ordered Covance to pay PETA £50,000 in costs and fees.

YOUR COMPANY'S RESPONSE

Pfizer's Animal Care and Use policy reflects our absolute commitment that animals used in research are treated humanely. This means that any research involving animals is conducted only after appropriate ethical consideration and review. This review ensures that we provide a high level of care to experimental animals, and that there is no scientifically appropriate and validated alternative to the use of animals that is acceptable to regulators, where relevant.

Our Company has long recognized that ensuring the health and well-being of our research animals is not only an ethical imperative but also fundamental to good scientific outcomes in the discovery and development of important new medicines.

— We conduct each of our studies with the highest level of humane concern for the animals.

EXHIBIT F

ITEM 4—Shareholder Proposal Requesting a Report on the Rationale for Exporting Animal Experimentation

REPORT ON EXPORTING ANIMAL RESEARCH AND TESTING

RESOLVED, that the Board report to shareholders on the rationale for increasingly exporting the Company's animal experimentation to countries which have either non-existent or substandard animal welfare regulations and little or no enforcement. Further, the shareholders request that the report include information on the extent to which Pfizer requires-at a minimum-adherence to U.S. animal welfare standards at its facilities in foreign countries.

SUPPORTING STATEMENT:

Pfizer has publicly committed to the "Refinement of the use of research animals to use less painful or the least invasive procedures whenever possible... [the] Reduction of the numbers of animals used in each study to the absolute minimum necessary ...[and the] Replacement of animal experiments with non-animal experiments."[1] Furthermore, the Company declares that "Every proposed use of animals in our research will be thoroughly evaluated and the health and well being of all laboratory animals under our care will be attended to meticulously." However, some of the countries to which the Company is relocating its animal research and testing are known for having no or poor animal welfare standards and negligible oversight.

In October 2005, Pfizer announced the opening of a new Research & Development Center in Shanghai, China, with Pfizer's Chief Medical Officer stating that "Pfizer's planned investment into this R&D center will near US$25 million over the next 5 years."[2] The November 13, 2006, issue of *Forbes* magazine reported on Pfizer's research in China noting that the rationale for shifting animal testing to China is that "scientists are cheap, lab animals plentiful and pesky protesters are held at bay" and quoting a pharmaceutical industry executive who "admits that Chinese testing companies lack quality control and high standards on treatment."[3]

Our company now conducts a significant proportion of its research in foreign laboratories, with company sources stating that "research and development in China is an indispensable part of the company's global R&D program."[4] and that "[t]he Pfizer investment in this centre demonstrates .... our commitment to broaden the scope of our operations here in China.[5] Purposely re-locating research to countries with lower animal costs, easy animal availability, and lower welfare standards is in direct conflict with Pfizer's stated commitment to reducing, refining and replacing animal use.

Shareholders deserve to know whether animal testing is being moved to foreign countries in order to evade American animal welfare laws and reduce oversight and other protections for animals, and whether research conducted at Pfizer facilities in other countries is held to at least the same standards as animal testing conducted at its U.S. facilities.

1 http://www.pfizer.com/pfizer.subsites/corporate_citizenship/laboratory_use.jsp
2 http://www.pfizer.com/cn/htmls/news/english/ 2006224213820.htm
3 *"Comparative Advantage"*; Forbes, p. 76 Vol. 178 No. (Nov 13, 2006)
4 *"Pfizer Inaugurates R&D Center in Shanghai"*, People's Daily (Nov 1, 2005)
5 *"Pfizer Strategic Presence in China"*, China Daily, p. 3 (Nov. 1, 2005)

YOUR COMPANY'S RESPONSE

Pfizer accepts its responsibility for conducting animal research in a humane and ethical manner and expects all Pfizer colleagues to treat animals with respect. We approach all research involving animals with a high level of humane and ethical concern for those animals. All experiments are carefully planned and conducted in such a way as to minimize or avoid pain, distress, or discomfort to the animals. Every proposed use of animals in our research is thoroughly evaluated before being undertaken and the health and well-being of all animals under our care is a primary concern.

Similarly, we expect our contract research organizations, collaborators and vendors to maintain similar high standards. Parties conducting animal based research for Pfizer at their facilities are required to adhere to Pfizer's policy on *Experimental Animal Care and Use* in all respects, as well as to comply with all applicable laws and regulations. We perform welfare audits of third party facilities in accordance with our quality assurance policies. The concerns of the proponent have been substantially addressed. The Board does not believe that adopting this proposal would be in the shareholders' best interest.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

EXHIBIT G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 28, 2011

PFIZER INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-3619**	**13-5315170**
(State or other Jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

235 East 42nd Street
New York, New York
(Address of principal executive offices)

10017
(Zip Code)

Registrant's telephone number, including area code:
(212) 733-2323

Not Applicable
(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the obligation of the registrant under any of the following provisions:

[ ] Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders

(a) Pfizer's Annual Meeting of Shareholders was held on April 28, 2011.

(b) Shareholders voted on the matters set forth below.

1. The nominees for election to the Board of Directors were elected, each for a one-year term, based upon the following votes:

Nominee	Votes For	Votes Against	Abstentions	Broker Non-Votes
Dennis A. Ausiello	5,479,523,804	63,025,888	22,031,093	1,029,664,119
Michael S. Brown	5,451,874,773	90,844,187	21,869,298	1,029,664,119
M. Anthony Burns	5,443,824,812	97,791,397	22,971,788	1,029,664,119
W. Don Cornwell	5,170,584,487	364,270,650	29,733,058	1,029,664,119
Frances D. Fergusson	5,214,218,269	328,167,848	22,190,916	1,029,664,119
William H. Gray III	5,385,867,075	156,525,332	22,157,653	1,029,664,119
Constance J. Horner	5,446,823,844	95,839,667	21,890,460	1,029,664,119
James M. Kilts	5,168,196,717	374,127,871	22,229,874	1,029,664,119
George A. Lorch	5,408,148,441	133,916,369	22,488,657	1,029,664,119
John P. Mascotte	5,478,842,805	63,657,172	22,087,732	1,029,664,119
Suzanne Nora Johnson	5,208,605,967	333,835,141	22,109,895	1,029,664,119
Ian C. Read	5,470,406,623	71,686,601	22,406,881	1,029,664,119
Stephen W. Sanger	5,478,015,822	63,584,358	22,950,583	1,029,664,119

2. The proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2011 was approved based upon the following votes:

Votes for approval	6,502,916,982
Votes against	64,467,907
Abstentions	26,867,070
Broker Non-Votes	N/A

3. The proposal to approve, on an advisory basis, executive compensation was approved based upon the following votes:

Votes for approval	3,082,645,956
Votes against	2,422,993,133
Abstentions	58,948,621
Broker-Non Votes	1,029,664,119

4. The proposal on the frequency of future advisory votes on executive compensation received the following votes:

For 3 Years	703,041,341
For 2 Years	1,103,545,026
For 1 Year	3,727,445,064
Abstentions	30,525,614
Broker-Non Votes	1,029,664,119

See Item 5.07(d) below.

5. The shareholder proposal regarding publication of political contributions was not approved based upon the following votes:

Votes for approval	219,466,804

Votes against	4,516,266,497
Abstentions	828,838,153
Broker non-votes	1,029,664,119

6. The shareholder proposal regarding public policy initiatives was not approved based upon the following votes:

Votes for approval	179,765,706
Votes against	4,578,844,725
Abstentions	805,929,786
Broker non-votes	1,029,664,119

7. The shareholder proposal regarding pharmaceutical price restraints was not approved based upon the following votes:

Votes for approval	124,165,830
Votes against	4,487,013,964
Abstentions	953,366,804
Broker non-votes	1,029,664,119

8. The shareholder proposal regarding action by written consent was not approved based upon the following votes:

Votes for approval	2,632,851,163
Votes against	2,878,790,745
Abstentions	52,890,306
Broker non-votes	1,029,664,119

9. The shareholder proposal regarding special shareholder meetings was not approved based upon the following votes:

Votes for approval	2,290,530,503
Votes against	3,235,353,452
Abstentions	38,653,115
Broker non-votes	1,029,664,119

10. The shareholder proposal regarding animal research was not approved based upon the following votes:

Votes for approval	197,481,788
Votes against	4,208,648,937
Abstentions	1,158,419,810
Broker non-votes	1,029,664,119

(c) Not applicable.

(d) Based upon the results set forth in item (b) (4) above, the Board of Directors has determined that advisory votes on executive compensation will be submitted to shareholders on an annual basis.

SIGNATURE

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the authorized undersigned.

PFIZER INC.

By: /s/ Matthew Lepore
Matthew Lepore
Title: Vice President & Corporate Secretary, Chief Counsel - Corporate Governance

Dated: May 3, 2011